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                       SECURITIES AND EXCHANGE COMMISSION


                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934


                          FOR THE MONTH OF JANUARY 2005

                        (Commission File No. 33-84952-02)

                          THE WHARF (HOLDINGS) LIMITED
                  (Translation of registrant's name in English)

                            16TH FLOOR, OCEAN CENTRE
                            HARBOUR CITY, CANTON ROAD
                               KOWLOON, HONG KONG
                                 (852) 2118 8118
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F   X            Form 40-F
                              -----                    -----

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                          Yes                No   X
                              -----             -----

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                      (THE WHARF (HOLDINGS) LIMITED LOGO)

                          THE WHARF (HOLDINGS) LIMITED
               (Incorporated in Hong Kong with limited liability)
                                  Stock Code: 4

                        RESIGNATION OF EXECUTIVE DIRECTOR


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The Wharf (Holdings) Limited announces that Mr. David J. Lawrence has resigned as an executive director of the Company effective from 27th January, 2005.

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The Wharf (Holdings) Limited (the "Company"; together with its subsidiaries, the
"Group") announces that as a result of an internal re-allocation of executives' responsibilities within the Wheelock and Company Limited (of which the Company is an associate) group of companies and the Group, Mr. David J. Lawrence has resigned as an executive director and as a director of the Company effective from 27th January, 2005. Following his resignation as a director of the Company, Mr. Lawrence will continue to serve on the boards of directors of Wheelock and Company Limited and some of its subsidiaries.

Mr. Lawrence has confirmed that he has no disagreement with the board of directors of the Company (the "Board") and there is no matter which need to be brought to the attention of the shareholders of the Company in respect of his resignation.

After the resignation of Mr. Lawrence, the Board comprises Mr. Peter K. C. Woo, Mr. Gonzaga W. J. Li, Mr. Stephen T. H. Ng, Mr. Paul M. P. Chan, Professor Edward K. Y. Chen, Mr. Paul M. F. Cheng, Dr. Raymond K. F. Ch'ien, Mr. Erik B. Christensen, The Hon. Vincent K. Fang, Mr. Hans Michael Jebsen, Mr. Christopher
P. Langley, Mr. Quinn Y. K. Law, Ms. Doreen Y. F. Lee, Mr. T. Y. Ng and Mr. James E. Thompson.

                                                For THE WHARF (HOLDINGS) LIMITED
                                                        Wilson W. S. Chan
                                                        Company Secretary

Hong Kong, 27th January, 2005

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            THE WHARF (HOLDINGS) LIMITED - WHARF



Date: January 28, 2005

                                            By: /s/ Wilson Chan
                                                --------------------------------
                                                Name:  Wilson Chan
                                                Title: Company Secretary